UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

The McClatchy Company
(Name of Issuer)
Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
579489303
(CUSIP Number)

James Ruggerio c/o Chatham Asset Management, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,286,964*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,286,964*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,286,964*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 23.8%*
14.	Type of Reporting Person (See Instructions): IA

 *Beneficial ownership percentage is based upon 5,408,396 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”) of The McClatchy Company, a Delaware corporation (the “Issuer”), issued and outstanding as of March 1, 2019, based on information reported by the Issuer in its annual report on Form 10-k, filed with the Securities and Exchange Commission on March 8, 2019. Chatham Asset Management, LLC (“CAM”) is the investment manager to Chatham Asset High Yield Master Fund, Ltd., a Cayman Islands exempted company (“Chatham Master Fund”), and other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), and Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”) is the managing member of CAM. As of the date of the filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 625,400 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 661,564 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,286,964 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 23.8% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	625,400*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	625,400*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
625,400*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 11.6%*
14.	Type of Reporting Person (See Instructions): CO

 *Beneficial ownership percentage is based upon 5,408,396 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2019, based on information reported by the Issuer in its annual report on Form 10-k, filed with the Securities and Exchange Commission on March 8, 2019. As of the Filing Date, Chatham Master Fund held 625,400 shares of Common Stock of the Issuer, or approximately 11.6% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

CUSIP No. 579489303
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,286,964*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,286,964*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,286,964*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 23.8%*
14.	Type of Reporting Person (See Instructions): IN

 *Beneficial ownership percentage is based upon 5,408,396 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2019, based on information reported by the Issuer in its annual report on Form 10-k, filed with the Securities and Exchange Commission on March 8, 2019. CAM is the investment manager to Chatham Master Fund and other affiliated funds, and Mr. Melchiorre is the managing member of CAM. As of the Filing Date, Chatham Master Fund held 625,400 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 661,564 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,286,964 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 23.8% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

This Amendment is being filed to supplement and amend the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2018 (the “prior Schedule 13D”) with respect to beneficial ownership of the shares of Class A Common Stock, par value $.01 per share (the “Common Stock”) of The McClatchy Company, a Delaware corporation (the “Issuer”). The prior Schedule 13D, as amended and supplemented by this Amendment, is referred to herein as “this Schedule 13D.”

This Amendment hereby supplements and amends Item 3, Item 5, Item 6 and Item 7 of the prior Schedule 13D as follows:

Item 3     Source and Amount of funds or Other Consideration.

The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is $11,014,745.95.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 5     Interest in Securities of the Issuer.

(a) - (e)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 5,408,396 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2019, based on information reported by the Issuer in its annual report on Form 10-K, filed with the Securities and Exchange Commission on March 8, 2019.

As of the date of filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 625,400 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 661,564 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 1,286,964 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 23.8% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Each of CAM and Mr. Melchiorre has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,286,964 shares of Common Stock.  Each of Mr. Melchiorre and CAM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,286,964 shares of Common Stock.

As of the Filing Date, Chatham Master Fund held 625,400 shares of Common Stock of the Issuer, or approximately 11.6% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Chatham Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 625,400 shares of Common Stock. Chatham Master Fund has the sole power to dispose of or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 625,400 shares of Common Stock.

To the knowledge of the Reporting Persons, the executive officers and directors of CAM, and Chatham Master Fund have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

Each of CAM and Mr. Melchiorre specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

The following table details the transactions in the Class A Common Stock (or securities convertible into Class A Common Stock) of the Issuer during the past sixty days on or prior to March 25, 2019 (the “Event Date”), and from the Event Date to the Filing Date:

Date	Quantity	Price	Type of Transaction
3/12/2019	2,000	5.0995(1)	OPEN MARKET PURCHASES
3/13/2019	500	5.0960(2)	OPEN MARKET PURCHASES
3/14/2019	2,002	4.9999(3)	OPEN MARKET PURCHASES
3/15/2019	1,900	4.9447(4)	OPEN MARKET PURCHASES
3/21/2019	12,450	4.8379(5)	OPEN MARKET PURCHASES
3/22/2019	22,820	5.0096(6)	OPEN MARKET PURCHASES
3/25/2019	25,805	4.9274(7)	OPEN MARKET PURCHASES
3/26/2019	15,398	5.2291(8)	OPEN MARKET PURCHASES
3/27/2019	28,126	5.3748(9)	OPEN MARKET PURCHASES
3/28/2019	22,521	5.2455(10)	OPEN MARKET PURCHASES
3/29/2019	57,953	5.0147(11)	OPEN MARKET PURCHASES
4/1/2019	9,724	4.7771(12)	OPEN MARKET PURCHASES
4/2/2019	9,915	4,5756(13)	OPEN MARKET PURCHASES
4/3/2019	668	4.60	OPEN MARKET PURCHASES

Explanation of response:

(1) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $5.09 to $5.10, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(2) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $5.09 to $5.10, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(3) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.92 to $5.00, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(4) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.94 to $4.95, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(5) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.73 to $5.10, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(6) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.90 to $5.10, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(7) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.85 to $5.00, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(8) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.90 to $5.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(9) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $5.20 to $5.49, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(10) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $5.11 to $5.25, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote

(11) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.93 to $5.15, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(12) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.70 to $4.85, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(13) The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $4.50 to $4.65, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the reported shares of Common Stock, CAM and the Chatham Funds collectively own $153.9 million in aggregate principal amount of the Issuer’s 9.000% Senior Secured Notes due 2026 (the “2026 Notes”).

Certain Chatham Funds are also currently lenders pursuant to a $157.1 million secured term loan maturing on July 15, 2030 (the “Junior Term Loan”) issued pursuant to a Junior Lien Term Loan Credit Agreement, dated July 16, 2018, among the Issuer, the guarantors party thereto, the lenders party thereto and The Bank of New York Mellon, as administrative agent and collateral agent (the “Junior Term Loan Agreement”). The terms of the Junior Term Loan and the Junior Term Loan Agreement are described in greater detail in the Form 8-K filed by the Issuer on July 2, 2018, which is incorporated by reference into this Item 6.

Certain Chatham Funds hold an aggregate principal amount of $268.4 million of 6.875% Senior Secured Junior Lien Notes due 2031 (the “2031 Notes”) issued pursuant to an Indenture, dated as of December 18, 2018 (as amended, the “Indenture”), by and among the Issuer, certain subsidiaries of the Issuer party thereto as guarantors and The Bank of New York Mellon, as trustee and collateral agent, as supplemented by the First Supplemental Indenture, dated as of March 15, 2019, and the Second Supplemental Indenture, dated as of March 15, 2019. The Issuer issued an aggregate principal amount of $193.5 million of the 2031 Notes on December 18, 2018 in exchange for an equal principal amount of the $193.5 million term loan maturing on July 15, 2031 issued pursuant to the Junior Term Loan Agreement (the “Tranche B Term Loan”), and as a result, the Tranche B Term Loan has been fully extinguished. On March 15, 2019, the Issuer issued an aggregate principal amount of $75.0 million of the 2031 Notes in exchange for an equal principal amount of the Issuer’s 6.875% Debentures due March 15, 2029. The terms of the 2031 Notes and the Indenture are described in greater detail in the Form 8-K filed by the Issuer on December 18, 2018 and the Form 8-K filed March 18, 2019, both of which are incorporated by reference into this Item 6.

In addition, the Chatham Funds are currently party to certain credit default swap arrangements, both as buyer counterparties and as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Issuer.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.

 Item 7.     Material to be Filed as Exhibits.

Item 7 of the prior Schedule 13D is hereby amended by adding the following:

 Exhibit A: Joint Filing Agreement, dated June 25, 2018, signed by each of the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on June 27, 2018).

Exhibit B: Indenture dated July 16, 2018 relating to the 9.000% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2018).

Exhibit C: Junior Lien Term Loan Credit Agreement, dated July 16, 2018 (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2018).

Exhibit D: Indenture dated December 18, 2018 relating to the 6.875% Senior Secured Junior Lien Notes due 2031 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 18, 2018).

Exhibit E: First Supplemental Indenture and Second Supplemental Indenture dated March 15, 2019 relating to the 6.875% Senior Secured Junior Lien Notes due 2031 (incorporated by reference to Exhibit 4.1 and 4.2 to the Current Report on Form 8-K filed by the Issuer on March 15, 2019).

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2019

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).